Exhibit 99.1

Dominion Diamond Corporation Announces Election of Directors

YELLOWKNIFE, NT (July 16, 2014) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) today announced that the nominees listed in the management information circular for the 2014 Annual and Special meeting of shareholders were elected as directors of the Company at its Annual and Special Meeting held on July 16th, 2014. The results of the votes are as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Graham G. Clow	60,468,176	92.71	4,757,150	7.29
Robert A. Gannicott	59,604,436	91.38	5,620,890	8.62
Daniel Jarvis	60,265,527	92.40	4,959,799	7.60
Tom Kenny	60,468,276	92.71	4,757,050	7.29
Manuel Lino Silva de Sousa-Oliveira	60,413,045	92.62	4,812,281	7.38
Fiona Perrott-Humphrey	60,407,945	92.61	4,817,381	7.39
Chuck Strahl	60,416,366	92.63	4,808,960	7.37

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca